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                      SECURITIES AND EXCHANGE COMMISSION,
                            WASHINGTON, D.C. 20549

                                ---------------

                                SCHEDULE 13E-3

                                (RULE 13e-100)

          TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

         RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         (Amendment No. ____________)


                                VDI MultiMedia
    -----------------------------------------------------------------------
                               (Name of Issuer)


                                VDI MultiMedia
                             VDI MultiMedia, Inc.
                               VMM Merger Corp.
                              Bain Capital, Inc.
                                Donald R. Stine
                               Robert C. Semmer
    -----------------------------------------------------------------------
                      Name of Person(s) Filing Statement)


                          Common Stock, no par value
    -----------------------------------------------------------------------
                        (Title of Class of Securities)


                                   91791610
    -----------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)


                               R. Luke Stefanko
               Chief Executive Officer and Chairman of the Board
                      7083 Hollywood Boulevard, 2nd Floor
                          Hollywood, California 90028
                                (323) 957-7990
    -----------------------------------------------------------------------
(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices)


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        and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:

Barry Dastin, Esq.                                Dennis Myers, Esq.
Kaye, Scholer, Fierman, Hays & Handler, LLP       Kirkland & Ellis
1999 Avenue of the Stars, Suite 1600              200 E. Randolph Drive
Los Angeles, California 90067                     Chicago, Illinois 60601
(310) 788-1000                                    (312) 861-2000

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.   [ ]  A tender offer.

     d.   [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                          Calculation of Filing Fee

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       Transaction Valuation*                      Amount of Filing Fee
            142,064.118                                   $28,414
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     *For purposes of calculation of the filing fee only. The "Transaction
Valuation" amount referred to above is the sum of (i) the product of 9,166,653, the number of outstanding shares of common stock, excluding 44,044 shares that the will rollover into shares of the corporation that survives the mergers (as defined herein) (the "Shares"), of VDI MultiMedia as of December 31, 1999 and $15.00, the cash price per Share to be paid in the mergers plus, (ii) cash consideration of up to $5,224,983 to be paid for options being surrendered in connection with the mergers. In accordance with Rule 0-11 under the Securities Exchange Act of 1934, the filing fee is determined by multiplying the amount calculated pursuant to the preceding sentence by 1/50th of the one percent.


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[X]  Check the box if any part of the fee is offset as provided by Exchange Act
     Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $28,414              Filing Party: VDI MultiMedia
                        ------------------                  -----------------

Form or Registration No.: Preliminary         Date Filed: January 26, 2000
                          Proxy Statement                 -------------------
                          Schedule 14A
                          ----------------

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     This Rule 13e-3 Transaction Statement (the "Statement") of VDI MultiMedia,
a California corporation ("VDI"), VDI MultiMedia, Inc., a Delaware corporation and direct wholly owned subsidiary of VDI ("VDI Delaware"), VMM Merger Corp., Inc. a Delaware corporation ("Merger Sub"), and Bain Capital, Inc., a Delaware corporation ("Bain Capital"), and Donald R. Stine and Robert C. Semmer, relates to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 24, 1999, between VDI, VDI Delaware and Merger Sub, pursuant to which
(a) VDI will merge with and into VDI Delaware with VDI Delaware as the surviving corporation (the "Reorganization Merger"), and (b) Merger Sub will merge with and into VDI Delaware, with VDI Delaware as the surviving corporation (the "Acquisition Merger" and, together with the Reorganization Merger, the "Mergers"). The Merger Agreement and the Mergers have already been approved by the Boards of Directors and the stockholders of all the parties to the Merger Agreement, other than the shareholders of VDI. The Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     This Statement is filed in connection with the filing by VDI of a preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Exchange Act relating to the Mergers. The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of Schedule 13E-3, except as otherwise set forth below.

Item 3. Identity and Background of Filing Person.

      (d)  Tender Offer. Not applicable.

Item 4. Terms of the Transaction.

      (a)  Material Terms.

           (1)  Tender Offers. Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (d)  Subject Company Negotiations. Not Applicable.

Item 11. Interest in Securities of the Subject Company.

      (b)  Securities Transactions. None.


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Item 12.  The Solicitation or Recommendation.

      (a)   Solicitation Recommendation. Not applicable.

      (b)   Reasons. Not applicable.

      (c)   Intent to Tender. Not applicable.

Item 13.  Financial Statements.

      (b)   Pro Forma Information. Not applicable.

Item 16.  Exhibits.

      The following documents are filed as exhibits to this Statement:

Exhibit Number         Exhibit
--------------         -------
(a)                    Proxy Statement (incorporated herein by reference to the
                       Proxy Statement of VDI filed with the Securities and Exchange Commission on January 26, 2000).

(b)(1) Senior Secured Credit Facilities and Senior Subordinated Facility Commitment Letter, dated December 23, 1999 by and between Credit Suisse First Boston and Bain Capital, Inc.

(b)(2) Put Agreement, dated December 28, 1999 by and between Sankaty High Yield Asset Partners, L.P. and Bain Capital, Inc.

(b)(3) Commitment Letter from Bain Capital Fund VI, L.P. to VMM Merger Corp., dated December 24, 1999.

(b)(4) Commitment Letter from Bain Capital Fund VI, L.P. to VMM Merger Corp., dated December 30, 1999.

(c) Fairness Opinion of Morgan Stanley & Co. Incorporated (incorporated herein by reference to Appendix B to the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of December 24, 1999, among VDI, VDI Delaware and Merger Sub (incorporated herein by reference to Appendix A to the Proxy Statement).

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(d)(2)              Shareholders Agreement, dated as of December 24, 1999, among
                    Merger Sub, R. Luke Stefanko and Julia Stefanko.

(d)(3) Employment Agreement, dated as of December 24, 1999, between Merger Corp. and Donald R. Stine.

(e)                 Not applicable.

(f) Summary of Appraisal Rights (incorporated herein by reference to Appendix C to the Proxy Statement).

(g)                 None.

(h)                 Not Applicable

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2000                     VDI MultiMedia


                                     By:   /s/ Donald R. Stine
                                          --------------------------------
                                          Name:  Donald R. Stine
                                          Title: President


                                     VDI MultiMedia, Inc.


                                     By:   /s/ Donald R. Stine
                                          --------------------------------
                                          Name:  Donald R. Stine
                                          Title: President


                                     VMM Merger Corp.


                                     By:   /s/ Joseph Pretlow
                                          --------------------------------
                                          Name:  Joseph Pretlow
                                          Title: President


                                     Bain Capital, Inc.


                                     By:   /s/ Joseph Pretlow
                                          --------------------------------
                                     Its: Managing Director

                                           /s/ Donald R. Stine
                                          --------------------------------
                                          Donald R. Stine

                                           /s/ Robert C. Semmer
                                          --------------------------------
                                          Robert C. Semmer

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                                 EXHIBIT INDEX

Exhibit Number      Exhibit
--------------      -------
(a)                 Proxy Statement (incorporated herein by reference to the
                    Proxy Statement of VDI filed with the Securities and Exchange Commission on January 26, 2000).

(b)(1) Senior Secured Credit Facilities and Senior Subordinated Facility Commitment Letter, dated December 23, 1999 by and between Credit Suisse First Boston and Bain Capital, Inc.

(b)(2) Put Agreement, dated December 28, 1999 by and between Sankaty High Yield Asset Partners, L.P. and Bain Capital, Inc.

(b)(3) Commitment Letter from Bain Capital Fund VI, L.P. to VMM Merger Corp., dated December 24, 1999.

(b)(4) Commitment Letter from Bain Capital Fund VI, L.P. to VMM Merger Corp., dated December 30, 1999.

(c) Fairness Opinion of Morgan Stanley & Co. Incorporated (incorporated herein by reference to Appendix B to the Proxy Statement).

(d)(1) Agreement and Plan of Merger, dated as of December 24, 1999, among VDI, VDI Delaware and Merger Sub (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)(2) Shareholders Agreement, dated as of December 24, 1999, among Merger Sub, R. Luke Stefanko and Julia Stefanko.

(d)(3) Employment Agreement, dated as of December 24, 1999, between Merger Corp. and Donald R. Stine.

(e)                 Not applicable.

(f) Summary of Appraisal Rights (incorporated herein by reference to Appendix C to the Proxy Statement).

(g)                 None.

(h)                 Not applicable.

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